Filed Pursuant to Rule 424(b)(5)

Registration No. 333-279435

PROSPECTUS SUPPLEMENT

(To Prospectus Supplements dated June 26, 2026, December 12, 2025, September 30, 2025, July 6, 2026, to Prospectus dated May 28, 2024)

Up to $3,200,000

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated May 28, 2024 (the “ATM Prospectus”), to the accompanying base prospectus, dated May 28, 2024 (the “Base Prospectus” and, collectively with the ATM Prospectus, the “Prospectus”), filed as a part of our registration statement on Form S-3 (File No. 333-279435) (the “Registration Statement”), as supplemented by the prospectus supplement, dated September 30, 2025, the prospectus supplement, dated December 12, 2025, the prospectus supplement, dated June 26, 2026, the prospectus supplement July 6, 2026, relating to the offering, issuance and sale by us of our common stock, par value $0.001 per share (“Common Stock”), from time to time that may be issued and sold under the At The Market Offering Agreement (the “Sales Agreement”), dated May 15, 2024, with H.C. Wainwright & Co., LLC, as lead agent (the “Lead Agent”) and the co-agents party thereto (collectively with the Lead Agent, the “Sales Agents”). Through the date hereof, we have sold an aggregate of $11,419,873 of shares of our Common Stock through the Sales Agents under the Sales Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

The purpose of this prospectus supplement is to decrease the amount of shares we are offering pursuant to the Sales Agreement and the Prospectus, such that we are now offering to sell shares of our Common Stock having a maximum aggregate offering price of up to $3,200,000 through the Sales Agents.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Common Stock held by non-affiliates, or the public float, was $33,360,989.06, which was calculated based on 3,906,439 shares of our outstanding Common Stock held by non-affiliates at a price of $8.54 per share, the closing price of our Common Stock on the Nasdaq Capital Market on September 8, 2026. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we sold securities with an aggregate market value of approximately $5,903,069.73 pursuant to General Instruction I.B.6 of Form S-3. After giving effect to the offering limit imposed by General Instruction I.B.6 of Form S-3 and deducting amounts offered and sold pursuant to General Instruction I.B.6 of Form S-3 in the 12 calendar months prior to the date of this prospectus supplement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $5,217,259.95 pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 1 of this prospectus supplement, page 3 of the ATM Prospectus and any similar section included in any accompanying prospectus supplement and in the documents incorporated by reference in the ATM Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Our Common Stock are listed on the Nasdaq Capital Market under the symbol “USGO”. On November 5, 2026, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $4.98 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Lead Agent

H.C. Wainwright & Co.

Co-Agents

Ventum Financial Corp.	Stifel

The date of this prospectus supplement is November 6, 2026.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks and uncertainties described below. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, that is incorporated by reference in this prospectus supplement and the ATM Prospectus, along with any amendment or update thereto reflected in subsequent filings with the SEC, including in our future annual reports on Form 10-K and quarterly reports on Form 10-Q, and all other information contained or incorporated by reference in this prospectus supplement, as updated by our subsequent filings under the Exchange Act. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to this Offering and Ownership of our Securities

The issuance of shares of Common Stock upon exercise of warrants during a period in which our registration statement on Form S-1 (Registration No. 333-269693) (the “Prior Registration Statement”) was not current may not have been in compliance with Section 5 of the Securities Act of 1933, as amended, which could give rise to rescission rights or other claims by holders of such shares.

Between March 1, 2024, the date on which the prospectus contained in our Prior Registration Statement was not current under Section 10(a)(3) of the Securities Act of 1933, as amended, and May 15, 2026, the date on which we implemented corrective measures with our transfer agent, 8,633 shares of our common stock (the “Affected Warrant Shares”) were issued upon exercise of our warrants without a restrictive legend for aggregate cash proceeds of $112,229. The Affected Warrant Shares were issued inadvertently, as the Company had not identified at the time of such exercises that the prospectus contained in the Prior Registration Statement was no longer current under Section 10(a)(3) of the Securities Act of 1933, as amended. Because the prospectus was not current at the time of the exercises described above, these issuances may not have been made in compliance with Section 5 of the Securities Act of 1933, as amended. As a result, holders of the Affected Warrant Shares may have rescission rights under Section 12(a)(1) of the Securities Act of 1933, as amended, which would entitle such holders to tender the Affected Warrant Shares back to us in exchange for a refund of the exercise price paid, which would be an aggregate amount of approximately $112,229, plus statutory interest. The Warrants underlying the Affected Warrant Shares expired on May 22, 2026, and, accordingly, the one-year statute of limitations under Section 13 of the Securities Act of 1933, as amended, applicable to claims brought under Section 12(a)(1) thereof with respect to the Affected Warrant Shares will not expire, at the latest, until May 22, 2027. In addition to any such rescission right under the federal securities laws, holders of the Affected Warrant Shares may also have rescission or similar rights under applicable state securities laws, and the statute of limitations applicable to claims under such state securities laws may be longer than the one-year statute of limitations generally applicable to claims under Section 12(a)(1) of the Securities Act of 1933, as amended, such that we could remain subject to rescission or similar claims relating to the Affected Warrant Shares for a longer period of time than under federal law. Additionally, we could become subject to regulatory action by the SEC or other regulatory authorities in connection with any such non-compliance.

We do not intend to conduct a rescission offer with respect to the Affected Warrant Shares for the following reasons:

(i)	Of the 8,633 Affected Warrant Shares that were issued without an effective registration statement, 7,600 shares were issued to a director, who is an accredited investor and continues to hold those shares, which have now been re-classified as restricted securities subject to transfer restrictions and requisite restrictive legends under the Securities Act of 1933, as amended. Because these shares are held by a known holder who acquired them for investment purposes and who continues to hold them as restricted securities subject to such transfer restrictions, a rescission offer with respect to these shares would serve no protective purpose for third-party investors.

(ii)	The remaining 1,033 Affected Warrant Shares were issued upon the exercise of warrants held in “street name” through The Depository Trust Company (“DTC”). Because such warrants were held through DTC and its participating brokers and other financial intermediaries, we have no visibility into, and no practical means of ascertaining, the identity of the beneficial holders of those shares, and we have no mechanism to compel DTC or its participants to disclose such information. Accordingly, we are unable to identify the holders of the remaining 1,033 Affected Warrant Shares or to determine whether such shares continue to be held or have been sold, rendering a rescission offer with respect to such shares impractical.

No assurance can be given that investors will not bring an action against us seeking the rescission of their paid exercise prices, whether under federal or state law.

Any potential Section 5 violation does not render the underlying shares void or legally defective. The 8,633 Affected Warrant Shares were duly authorized, validly issued, fully paid, and non-assessable upon exercise of the warrants and are legally issued and outstanding shares of common stock, subject to the applicable transfer restrictions referenced above with respect to the shares held by our director.